Exhibit 99.2

TORM
TORM GWYNETH

TORM PLC
120 CANNON STREET
LONDON, EC4N 6AS, UNITED KINGDOM
COMPANY: 09818726

Highlights
“Favorable market conditions, healthy transportation demand, and strong execution contributed to a strong third quarter,” said Jacob Meldgaard, CEO of TORM, adding, “We remain confident in the long-term outlook for the product tanker market and are investing selectively in additional newbuildings to renew and grow our fleet, while building on our track record of market-leading performance.”

In the third quarter of 2026, TORM generated time charter equivalent earnings (TCE) of USD 353m (2025, same period: USD 236m). EBITDA for the Group totaled USD 274m (2025, same period: USD 152m including unrealized losses on financial instruments of USD 7m), while net profit for the period amounted to USD 199m (2025, same period: USD 78m).

During the quarter, tanker freight markets were supported by continued disruptions to global oil trade flows stemming from the conflict involving the US and Iran. Following the collapse of the temporary ceasefire in July, increasing volumes of crude and refined products were exported from the Persian Gulf through shuttle tanker and ship-to-ship operations, creating significant logistical inefficiencies and absorbing substantial tanker capacity. Combined with constrained Middle Eastern and Russian product exports, strong export activity from the US and Asia, and a continued shift of LR2 vessels into crude-related trades, these developments supported freight rates at historically strong levels.

In this market, TORM achieved fleet-wide TCE rates of USD/ day 40,102 on average (2025, same period: USD/day 31,012), and available earning days increased to 8,799 (2025, same period: 7,859). Our vessel class LR2 achieved TCE rates of USD/day 52,575, the LR1 vessels achieved TCE rates of USD/ day 38,667, and the MR vessels achieved TCE rates of USD/ day 36,137.

For the third quarter of 2026, return on invested capital amounted to 26.3% (2025, same period: 13.8%) reflecting the exceptionally high freight rates and basic EPS amounted to USD 1.94 (2025, same period: USD 0.79).

Consequently, TORM delivered a strong financial performance in the first nine months of 2026, generating TCE earnings of USD 1,151m (2025, same period: USD 659m), EBITDA of USD 891m (2025, same period: USD 414m), and net profit of USD 660m (2025, same period: USD 199m).

Business Highlights

In the third quarter of 2026, TORM sold the 2007-built LR1 vessel TORM Venture and the 2008-built MR vessel TORM Laura. Following these divestments TORM’s fleet comprised 95 vessels, excluding vessels on order.

During the third quarter, TORM continued to advance its fleet renewal and growth agenda. Following the acquisition of six MR resale vessels during the second quarter and the previously announced order of six MR newbuildings during the third quarter, TORM exercised options for an additional two MR newbuildings. Subsequent to quarter-end, TORM entered into agreements for eight LR2 newbuildings to be held through a 50/50 joint venture structure, and secured options for an additional two MR newbuildings. Collectively, these investments establish a significant pipeline of future fleet deliveries through 2030, reinforcing TORM's commitment to a modern and efficient fleet while supporting future earnings growth and long-term shareholder value creation.

Based on broker valuations as of 30 September 2026 of TORM’s existing fleet in operation (excluding the value of newbuildings not yet delivered), TORM’s fleet had a market value of USD 4,333m (2025, same date: USD 2,864m) and TORM’s consolidated Net Asset Value (NAV) was USD 4,062m (2025, same date: USD 2,401m) translating into NAV per share of USD 39.60 (2025, same date: USD 24.50).

Coverage

As of 28 October 2026, TORM had covered 53% of the Q4 2026 earning days at an average rate of USD/day 78,419. By vessel class, coverage stood at 68% for LR2s at USD/day 112,150, 38% for LR1s at USD/day 106,271 and 49% for MRs at USD/day 59,722.

For the full year 2026, 88% of the earning days have been fixed at an average rate of USD/day 50,487. The remaining part of the earning days in 2026 - equivalent to 4,060 days - remains open and thus subject to market fluctuations. A change in freight rates of USD/day 1,000 will, all else equal, impact EBITDA by approximately USD 4m.

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	2

Key Figures

USDm	Q3 2026	Q3 2025	Q1-Q3 2026	Q1-Q3 2025	FY 2025		Q3 2026	Q3 2025	Q1-Q3 2026	Q1-Q3 2025	FY 2025
Income statement						Key financial figures ¹⁾
Revenue	499	343	1,564	987	1,339	Margins:
Time charter equivalent earnings (TCE) ¹⁾ ⁵⁾	353	236	1,151	659	910	EBITDA	54.9%	44.4%	57.0%	42.0%	42.6%
EBITDA ¹⁾	274	152	891	414	571	Adjusted EBITDA	54.9%	46.5%	56.8%	43.2%	43.1%
Adjusted EBITDA ¹⁾	274	159	889	426	578	Operating profit (EBIT)	42.7%	28.9%	45.3%	25.9%	26.6%
Operating profit (EBIT)	213	99	709	256	356	Return on Equity (ROE)	31.4%	14.6%	37.2%	12.6%	13.4%
Financial items	-13	-20	-46	-48	-61	Return on Invested Capital (ROIC)	26.3%	13.8%	30.1%	11.3%	11.5%
Net profit for the year/period	199	78	660	199	286	Adjusted ROIC	25.6%	13.6%	29.4%	10.7%	10.8%
Net profit excl. non-recurring items ¹⁾	185	83	646	189	274	TCE per day (USD) ⁵⁾	40,102	31,012	44,803	28,151	28,783
Balance sheet and cash flow						OPEX per day (USD) ⁵⁾	7,894	7,268	8,076	7,673	7,638
Non-current assets	2,944	2,680	2,944	2,680	2,835	Net Loan-to-value (LTV) ratio ⁵⁾	25.9%	24.3%	25.9%	24.3%	29.3%
Total assets	3,849	3,198	3,849	3,198	3,367	Share-related key figures ¹⁾
Equity	2,523	2,153	2,523	2,153	2,203	Basic earnings per share (USD)	1.94	0.79	6.46	2.03	2.91
Total liabilities	1,326	1,045	1,326	1,045	1,164	Diluted earnings per share (USD)	1.91	0.77	6.34	1.98	2.85
Invested capital ¹⁾	3,208	2,828	3,208	2,828	3,038	Dividend per share (USD) ⁶⁾	1.35	0.62	4.45	1.42	2.12
Net interest-bearing debt ¹⁾	697	690	697	690	848	Net Asset Value per share (NAV/share) (USD) ²⁾	39.6	24.5	39.6	24.5	25.7
Net Asset Value (NAV) excl. NCI ²⁾	4,062	2,401	4,062	2,401	2,603	Share price in DKK ³⁾	252.4	130.7	252.4	130.7	126.9
Cash and cash equivalents, incl. restricted cash	449	220	449	220	164	Share price in USD ³⁾	38.1	20.6	38.1	20.6	19.6
Investment in tangible fixed assets	52	30	311	90	321	Number of shares (m) ³⁾ ⁴⁾	102.7	98.0	102.7	98.0	101.3
Free cash flow ¹⁾	256	116	485	409	346	Number of shares, weighted average (m) ⁴⁾	102.4	98.0	102.1	97.7	98.2

1) For definition of the calculated key figures, please refer to the glossary on pages 27 to 32. 2) Based on broker valuations as of 30 September 2026, excluding charter commitments. 3) End of period.	4) Excluding treasury shares. 5) for Tanker segment. 6) Dividend per share includes declared and proposed dividends.

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	3

Financial Review

TCE

The TCE rate/day increased by 59% from USD 28,151 to USD 44,803 in the first nine months of 2026 compared to the same period last year. This increase was primarily a result of an increase in revenue due to changed market conditions.

Revenue for the first nine months of 2026 increased by USD 577m to USD 1,564m compared to the same period last year (USD 987m). The primary driver behind this increase was the US-Iran conflict and subsequent closure of the Strait of Hormuz from late February 2026. During the quarter and into Q4 2026, the tanker freight markets strengthened significantly, supported by continued disruptions to global oil trade flows and substantial logistical inefficiencies arising from shuttle tanker and STS operations in the Persian Gulf. Constrained Middle Eastern and Russian product exports, strong exports from the US and Asia, and continued LR2 migration into crude trades further tightened tanker supply and supported freight rates at historically strong levels.

Revenue in Q3 2026 alone increased by 45% or USD 156m to USD 499m compared to the same quarter last year. The increase was driven by the same effects as described for the first nine months of 2026 above. For further elaboration of the market developments, refer to the “The Product Tanker Market” section on the following page.

Port expenses, bunkers, commissions, and other cost of goods sold for the first nine months of 2026 were USD 409m, an increase of USD 88m compared to USD 321m in the same period last year. The change can be attributed to an increase in port expenses of USD 39m due to changed sailing routes following the US-Iran conflict, bunker expenses of USD 43m due to increased bunker prices, and increased expenses related to emission allowances of USD 9m.

Port expenses, bunkers, commissions, and other cost of goods sold in Q3 2026 were USD 144m, an increase of USD 38m compared to USD 106m in the same period last year. The change is mainly driven by increased bunker expenses of USD 31m due to increased bunker prices.

Assets

As of 30 September 2026, total assets were USD 3,849m (31 December 2025: USD 3,367m), an increase of USD 482m since the end of 2025. The increase is mainly driven by an increase in vessels and capitalized dry docking including prepayments on vessels of USD 103m, trade receivables of USD 103m, and cash and cash equivalents incl. restricted cash of USD 285m.

The carrying value of the fleet was USD 2,838m as of 30 September 2026 (31 December 2025: USD 2,792m). The increase was driven by the delivery of three secondhand MR vessels and two secondhand LR2 vessels, and by capitalized dry docking and vessel modifications for a combined total of USD 254m. The increase is offset by regular depreciation of USD 178m and the sale and delivery of one MR vessel and one LR1 vessel for a total of USD 30m.

Based on broker valuations, TORM’s fleet on water had a market value of USD 4,333m as of 30 September 2026, 53% above carrying value (31 December 2025: USD 3,178m, 13% above carrying value).

TORM´s liquidity position as of 30 September 2026 was USD 799m including restricted cash of USD 3m and undrawn credit facilities of USD 350m (31 December 2025: USD 562m including restricted cash of USD 5m and undrawn credit facilities of USD 399m).

Equity

As of 30 September 2026, TORM’s equity was USD 2,523m (31 December 2025: USD 2,203m), an increase of USD 320m. The development was mainly driven by an increase in retained profit from the net profit for the period of USD 660m, offset by dividends paid of USD 389m.

Liabilities

As of 30 September 2026, total liabilities were USD 1,326m (31 December 2025: USD 1,164m). The increase was primarily driven by increased borrowings of USD 135m, the majority of which related to the financing of acquired secondhand vessels and deposits on ordered but not delivered resale vessels and newbuildings, partially offset by ordinary repayments.

Cash Flow Statement

Net cash flow from operating activities for the first nine months of 2026 was USD 720m (2025, same period: USD 364m). The increase was primarily driven by an increase in the net profit for the period offset by working capital movements.

Net cash flow from investing activities for the first nine months of 2026 was USD -235m (2025, same period: USD 45m). The change in cash flow is largely driven by the investment in delivered secondhand vessels and deposits paid on ordered but not delivered resale vessels and newbuildings, compared to no acquisitions and several disposals in the same period last year.

Net cash flow from financing activities for the first nine months of 2026 was USD -197m (2025, same period: USD -471m). The change in cash flow is mainly driven by increased proceeds from borrowings related to the financing of the earlier mentioned secondhand vessels, resale vessels and newbuildings. Further, the development is driven by fewer repurchases of vessels on sale-and-leaseback agreements in the first nine months of 2026 where eight vessels were repurchased compared to 13 vessels in the same period last year. The change is offset by increased dividend payments by USD 252m.

Distribution

Today, TORM’s Board of Directors approved an interim dividend for the third quarter of 2026 of USD 1.35 per share corresponding to an expected total dividend payment of USD 139m. The distribution represents 75% of net profit excluding non-recurring items for the quarter and is consistent with the Distribution Policy. The dividend will be paid on 02 December 2026 to shareholders of record as of 17 November 2026. The ex-dividend date will be 16 November 2026 for shares listed on Nasdaq Copenhagen and 17 November 2026 for shares listed on Nasdaq New York.

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	4

The Product Tanker Market

Market Developments

During the third quarter, tanker freight rates rose to unprecedented levels as the conflict involving the US and Iran continued to materially disrupt global oil trade flows.

Following the collapse of the temporary US-Iran ceasefire in July, increasing volumes of crude oil were exported from the Persian Gulf using dedicated shuttle tankers and ship-to-ship (STS) transfers in the Gulf of Oman. Crude flows from the Gulf increased further following attacks on Saudi Arabia's East-West crude pipeline, which prompted the redirection of volumes previously exported through the Red Sea port of Yanbu. Despite continued threats and attacks on shipping, the number of VLCCs deployed in shuttle operations is estimated to have increased to more than 60 vessels by the start of the fourth quarter.

While this redirection reduced ton-mile demand for some Saudi crude volumes, as cargoes previously shipped to Asia via the Suez Canal and around the Cape of Good Hope were instead loaded in the Persian Gulf, this was more than offset by the significant inefficiencies created by the shuttle and STS system. By the end of September, approximately 14m b/d of crude was transiting the Persian Gulf, only 13% below pre-conflict levels and sharply higher than less than 2m b/d in May.

The combination of recovering crude flows and significant logistical inefficiencies drove crude tanker rates to all-time highs, with the VLCC benchmark for the Middle East to Asia route breaking USD 1m a day for the first time in history.

The recovery in clean petroleum product (CPP) flows has been considerably slower. Persian Gulf product exports remained below half of pre-conflict levels during the quarter, although an increasing share of the volumes that did move also relied on shuttle operations, involving close to 20 LR2 vessels. shuttle operations, involving close to 20 LR2 vessels. Repeated attacks on Saudi Arabia's Jazan refinery and the outage of the crude pipeline supplying the Yanbu refineries further tightened an already constrained global product market, exacerbated by Russia's export ban following attacks on its refining system.

Strong product exports from the US and Asia, particularly China, partly compensated for the loss of Middle Eastern and Russian supply and provided additional support to product tanker demand and freight rates.

At the same time, approximately two-thirds of the LR2 fleet continued to trade in the "dirty" segment during the third quarter. This effectively reduced CPP-carrying capacity by around 4% compared with the start of the year, adding another layer of supply-side tightness and supporting LR2 earnings at levels significantly above historical norms throughout the quarter.

Market Outlook

Normalizing crude volumes from the Persian Gulf mean higher feedstock availability for refineries globally and thereby create a foundation for a rebound in clean product exports. This will support product tankers from already elevated earnings level.

Concerns over a potential US diesel export ban prompted EU countries to release 50m barrels of diesel from strategic inventories. In the near term, releasing inventories in major diesel-importing markets does not in itself create additional seaborne trade volumes or ton-mile demand. However, it helps mitigate the risk of demand destruction from exceptionally high product prices and supports underlying consumption.

Importantly, inventories released today will ultimately need to be replenished, creating incremental import requirements and tanker demand once market conditions allow. The eventual normalization of Persian Gulf trade therefore does not necessarily imply an immediate normalization of the tanker market. In addition to recovering underlying oil demand, substantial volumes will need to be moved to rebuild depleted inventories across the system. The resulting restocking cycle could provide a meaningful additional source of tanker demand and ton-miles, particularly if inventories are rebuilt beyond the levels prevailing before the Iran conflict.

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Outlook for 2026

Disclaimer on Financial Outlook

The purpose of this Financial Outlook for 2026 is to comply with reporting requirements for Companies listed in Denmark. Actual results may vary, and this information may not be accurate or appropriate for other purposes. Information about our financial outlook for 2026, including the various assumptions underlying it, is forward-looking and should be read in conjunction with the Safe Harbor Statements on page 11, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ materially from what we currently expect.

The information included in this Financial Outlook for 2026 is preliminary, unaudited and based on estimates and information available to us at this time. TORM has not finalized its financial statements for the periods presented. During the course of the financial statement closing process, TORM may identify items that would require it to make adjustments, which may be material to the information provided in this section. As mentioned above, the provided information constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to the financial outlook for 2026.

Financial Outlook 2026

At TORM, we develop annual guidance by tracking key performance metrics, including TCE, coverage levels, and EBITDA sensitivity to freight rate movements. Freight rates in the product tanker market - our primary earnings driver - remain highly volatile, while we expect operating costs per vessel day, and administrative expenses to stay broadly in line with prior-year levels.

Our financial outlook is primarily based on the assumptions described on the preceding pages. The most important factors affecting our TCE earnings are expected to be:

Geopolitical conflicts including the war between Russia and Ukraine, and the conflicts in the Middle East region.

• Global economic growth or recession, consumption of refined oil products, and inflationary pressure.

• Location of closing and opening refineries and temporary shutdowns due to maintenance.

• Oil price development

• Oil trading activity and developments in ton-mile

• Bunker price developments

• Global fleet growth and newbuilding ordering activity

• Potential difficulties of major business partners

• One-off market-shaping events such as strikes, conflicts, embargoes, political instability, weather conditions, etc.

We have limited visibility on TCE rates that are not yet fixed with our customers. Hence, these rates may be significantly lower or significantly higher than our current expectations.

Based on the strong coverage and expectations for continued market strength during the remainder of the fourth quarter of 2026, TORM has raised the lower end of its full-year guidance by USD 50m.

Thus, full-year 2026 TCE is now expected to be in the range of USD 1,750 - 1,900m, compared with USD 1,700 - 1,900m following the guidance upgrade announced on 12 October 2026. EBITDA is now expected to be in the range of USD 1,350 - 1,500m, compared with USD 1,300 - 1,500m previously.

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Coverage 2026

Total Earning and Covered Days in TORM as of 28 October 2026

The coverage tables below include both FFA contracts and the physical fleet.

Actual number of days can vary from projected number of days primarily due to vessel sales and delays of vessel deliveries.Total earning days are defined as total calendar days less off-hire days.

	Q4 2026	FY 2026		Q4 2026	FY 2026
Total earning days			Covered, %
LR2	1,977	7,674	LR2	68%	92%
LR1	786	3,503	LR1	38%	86%
MR	5,808	23,038	MR	49%	87%
Total	8,571	34,215	Total	53%	88%
Covered days			Coverage rates, USD/day
LR2	1,347	7,079	LR2	112,150	64,933
LR1	295	3,013	LR1	106,271	51,325
MR	2,870	20,120	MR	59,722	45,279
Total	4,512	30,212	Total	78,419	50,487

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Earnings Data
USDm	Q3 2025	Q4 2025	Q1 2026	Q2 2026	Q3 2026	Change Q3-25 - Q3-26
LR2 vessels
Available earning days 1)	1,781	1,872	1,826	1,889	1,982	11%
Spot rates 2)	35,996	38,109	50,811	71,289	54,705	52%
TCE per earning day 3)	38,685	35,567	41,062	66,993	52,575	36%
Operating days	1,840	1,892	1,902	2,002	2,024	10%
Operating expenses per operating day	7,497	7,709	8,321	8,942	8,752	17%
LR1 vessels
Available earning days 1)	911	919	897	906	913	—%
Spot rates 2)	29,770	26,949	41,618	53,742	39,362	32%
TCE per earning day 3)	29,508	31,075	34,903	57,550	38,667	31%
Operating days	920	920	900	910	920	—%
Operating expenses per operating day	7,836	7,087	7,743	8,382	7,401	-6%
MR vessels
Available earning days 1)	5,167	5,241	5,602	5,724	5,904	14%
Spot rates 2)	28,310	29,515	36,253	57,088	36,645	29%
TCE per earning day 3)	28,632	28,832	32,946	57,040	36,137	26%
Operating days	5,419	5,463	5,644	5,862	5,978	10%
Operating expenses per operating day	7,093	7,547	7,964	8,091	7,680	8%
Tanker segment
Available earning days 1)	7,859	8,032	8,325	8,519	8,799	12%
Spot rates 2)	29,962	31,032	39,542	59,296	40,185	34%
TCE per earning day 3)	31,012	30,658	34,937	59,301	40,102	29%
Operating days	8,179	8,275	8,446	8,774	8,922	9%
Operating expenses per operating day	7,268	7,533	8,021	8,315	7,894	9%

1) Total available earning days = Total calendar days less off-hire days
2) Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration.
3) TCE = Time Charter Equivalent Earnings. Please refer to the glossary on pages 27 to 32

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TORM Fleet Development

TORM Fleet Development

The table shows recent developments in TORM’s operating fleet. As of 30 September 2026, TORM’s fleet comprises 95 vessels.

At TORM, maintaining a high quality and competitive fleet is a core priority. As part of our active fleet management strategy, we regularly divest vessels as they reach a certain age to ensure a stable and attractive average fleet age.

This approach not only supports operational efficiency and environmental performance but also aligns with our broader objective of maintaining high standards across our fleet. Divestments are carefully timed and balanced with selective acquisitions of high-quality secondhand vessels, which are rapidly upgraded to match the TORM standard.

Through this disciplined process, we safeguard the long-term competitiveness of our fleet and continue to meet the evolving expectations of our customers, charterers, and stakeholders.

	Q 32025	Changes	Q4 2025	Changes	Q1 2026	Changes	Q2 2026	Changes	Q3 2026
LR2	20	1	21	1	22		22		22
LR1	10		10		10		10	-1	9
MR	58	4	62	1	63	2	65	-1	64
Total	88	5	93	2	95	2	97	-2	95

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Responsibility Statement

Disclaimer

The interim report has been prepared solely to provide additional information to shareholders to assess the Group’s strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.

The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

We Confirm to the Best of Our Knowledge

• The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as adopted in the UK and also in accordance with IAS 34 as issued by the International Accounting Standards Board (”IASB”) and IAS 34 as adopted by the EU, as applied to the financial periods beginning on or after 01 January 2026 and additional Danish disclosure requirements for interim reports of listed companies.

• The interim report gives a true and fair view of the Group’s financial position as of 30 September 2026 as well as of the Group’s financial performance and cash flow for the period 01 January – 30 September 2026.

• The interim management report includes a fair review of the development and performance of the Group’s business and of the financial position as a whole and a description of the principal risks and uncertainties for the remaining three months of 2026.

• The interim management report includes a fair review of the material related party transactions which have taken place in the period and material changes to those described in the last annual report.

By order of the Board of Directors Jacob Meldgaard Executive Director 04 November 2026

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Safe Harbor Statement as to the Future

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “expects”, “anticipates,” “intends,” “plans,” “believes,” “estimates,” “targets,” “projects,” “forecasts,” “potential,” “continue,” “possible,” “likely,” “may,” “could,” “should” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including trade wars and the war between Russia and Ukraine, the conflicts in the Middle East, international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters;

changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members, other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; effects of new products and new technology in our industry; new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.

In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM's filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	11

Condensed Consolidated Income Statement

USDm	Note	Q3 2026	Q3 2025	Q1-Q3 2026	Q1-Q3 2025	FY 2025
Revenue		499.4	342.6	1,564.2	986.9	1,339.5
Port expenses, bunkers, commissions, and other cost of goods and services sold		-144.2	-105.9	-408.7	-321.2	-421.6
Operating expenses	2	-70.2	-59.4	-210.5	-190.1	-252.4
Profit from sale of vessels	3	14.4	1.3	18.4	16.2	19.0
Administrative expenses	2, 3	-25.8	-26.9	-73.0	-77.4	-113.8
Other operating income and expenses		0.5	0.4	0.2	—	0.1
Depreciation and amortization	3	-61.4	-53.1	-181.5	-158.5	-214.5
Operating profit (EBIT)		212.7	99.0	709.1	255.9	356.3
Financial income		4.1	3.5	8.0	10.8	13.3
Financial expenses		-17.1	-23.7	-54.3	-59.1	-74.4
Profit before tax		199.7	78.8	662.8	207.6	295.2
Tax		-0.6	-1.2	-3.0	-8.4	-9.2
Net profit for the period		199.1	77.6	659.8	199.2	286.0
Net profit for the period attributable to:
TORM plc shareholders		199.1	77.6	659.8	198.5	285.3
Non-controlling interest		—	—	—	0.7	0.7
Net profit for the period Earnings per share		199.1	77.6	659.8	199.2	286.0
Basic earnings per share (USD)	7	1.94	0.79	6.46	2.03	2.91
Diluted earnings per share (USD)	7	1.91	0.77	6.34	1.98	2.85

Segment reporting, notes 1, 6 and 8-11 are on pages 18 to 26.

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	12

Condensed Consolidated Statement of Comprehensive Income

USDm	Q3 2026	Q3 2025	Q1-Q3 2026	Q1-Q3 2025	FY 2025
Net profit for the period	199.1	77.6	659.8	199.2	286.0
Other comprehensive income:
Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities having a functional currency different from USD Fair	—	-0.1	-0.2	0.8	0.9
value adjustment on hedging instruments	9.1	-0.7	14.5	1.0	1.1
Fair value adjustment on hedging instruments transferred to income statement	-1.4	-3.6	-5.4	-10.7	-13.9
Tax on other comprehensive income	-2.0	0.7	-2.9	3.4	3.9
Other comprehensive income/(loss) after tax	5.7	-3.7	6.0	-5.5	-8.0
Total comprehensive income for the period	204.8	73.9	665.8	193.7	278.0
Total comprehensive income for the period attributable to:
TORM plc shareholders	204.8	73.9	665.8	192.8	277.0
Non-controlling interest	—	—	—	0.9	1.0
Total comprehensive income for the period	204.8	73.9	665.8	193.7	278.0

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	13

Condensed Consolidated Balance Sheet

USDm	Note	30 September 2026	30 September 2025	31 December 2025	USDm	Note	30 September 2026	30 September 2025	31 December 2025
ASSETS					EQUITY AND LIABILITIES
Intangible assets					Equity
Goodwill		1.9	1.8	1.8	Common shares		1.0	1.0	1.0
Other intangible assets		10.0	2.4	4.0	Share premium		139.2	91.1	110.2
Total intangible assets		11.9	4.2	5.8	Hedging reserves		12.8	9.2	6.6
Tangible fixed assets					Translation reserves		-0.4	-0.2	-0.2
Land and buildings		7.7	9.2	9.7	Other reserves		—	358.9	296.1
Vessels and capitalized dry-docking	3	2,838.2	2,653.9	2,792.2	Retained profit		2,370.5	1,692.7	1,788.9
Prepayments on vessels	4	71.0	3.4	14.1	Total equity		2,523.1	2,152.7	2,202.6
Other non-current assets under construction		5.1	1.8	3.4	Liabilities
Other plant and operating equipment		1.8	2.5	2.5	Non-current tax liability related to held-over gains		45.2	45.2	45.2
Total tangible fixed assets		2,923.8	2,670.8	2,821.9	Deferred tax liability		3.9	0.2	0.2
Financial assets					Borrowings	5	969.6	777.5	714.3
Loan receivables		4.4	4.5	4.4	Other non-current liabilities		3.2	3.2	3.3
Deferred tax asset		0.4	0.3	0.3	Total non-current liabilities		1,021.9	826.1	763.0
Other investments		3.6	0.2	2.7	Borrowings	5	168.2	121.9	288.8
Total financial assets		8.4	5.0	7.4	Trade payables		70.9	36.1	41.0
Total non-current assets		2,944.1	2,680.0	2,835.1	Current tax liabilities		0.6	1.6	0.3
Inventories		91.8	65.0	66.5	Other liabilities		53.6	56.7	68.3
Trade receivables		317.9	184.8	214.7	Provisions		0.6	0.7	0.7
Other receivables		31.6	24.3	23.7	Prepayments from customers		10.3	1.9	2.3
Prepayments		15.1	11.9	39.1	Total current liabilities		304.2	218.9	401.4
Cash and cash equivalents incl. restricted cash		448.7	219.7	163.5	Total liabilities		1,326.1	1,045.0	1,164.4
Current assets excl. assets held for sale		905.1	505.7	507.5	TOTAL EQUITY AND LIABILITIES		3,849.2	3,197.7	3,367.0
Assets held for sale	3	—	12.0	24.4	Segment reporting, notes 1, 6 and 8-11 are on pages 18 to 26.
Total current assets		905.1	517.7	531.9
TOTAL ASSETS		3,849.2	3,197.7	3,367.0

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	14

Condensed Consolidated Statement of Changes in Equity

01 January-30 September

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Other reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non- controlling interest	Total
Equity as of 01 January 2026	1.0	110.2	—	6.6	-0.2	296.1	1,788.9	2,202.6	—	2,202.6
Comprehensive income/loss for the period: Net profit for the period	—	—	—	—	—	—	659.8	659.8	—	659.8
Other comprehensive income for the period	—	—	—	9.1	-0.2	—	—	8.9	—	8.9
Tax on other comprehensive income	—	—	—	-2.9	—	—	—	-2.9	—	-2.9
Total comprehensive income/(loss) for the period	—	—	—	6.2	-0.2	—	659.8	665.8	—	665.8
Capital increase	—	29.0	—	—	—	—	—	29.0	—	29.0
Share-based compensation	—	—	—	—	—	—	14.4	14.4	—	14.4
Dividend paid	—	—	—	—	—	-296.1	-92.6	-388.7	—	-388.7
Total changes in equity for the period	—	29.0	—	6.2	-0.2	-296.1	581.6	320.5	—	320.5
Equity as of 30 September 2026	1.0	139.2	—	12.8	-0.4	—	2,370.5	2,523.1	—	2,523.1

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	15

Condensed Consolidated Statement of Changes in Equity

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Other reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non- controlling interest	Total
Equity as of 01 January 2025	1.0	271.0	-4.2	15.5	-0.8	320.0	1,471.5	2,074.0	0.8	2,074.8
Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	—	—	—	—	—	—	198.5	198.5	0.7	199.2
Other comprehensive income for the period	—	—	—	-9.7	0.6	—	—	-9.1	0.2	-8.9
Tax on other comprehensive income	—	—	—	3.4	—	—	—	3.4	—	3.4
Total comprehensive income/(loss) for the period	—	—	—	-6.3	0.6	—	198.5	192.8	0.9	193.7
Capital increase	—	0.2	—	—	—	—	—	0.2	—	0.2
Transaction costs of capital increase	—	-0.1	—	—	—	—	—	-0.1	—	-0.1
Capital reduction ¹⁾	—	-180.0	—	—	—	180.0	—	—	—	—
Treasury share cancellation ²⁾	—	—	4.2	—	—	-4.2	—	—	—	—
Share-based compensation	—	—	—	—	—	—	24.7	24.7	—	24.7
Dividend paid	—	—	—	—	—	-136.9	—	-136.9	—	-136.9
Total changes in equity for the period	—	-179.9	4.2	-6.3	0.6	38.9	223.2	80.7	0.9	81.6
Transactions with non-controlling interests	—	—	—	—	—	—	-2.0	-2.0	-1.7	-3.7
Equity as of 30 September 2025	1.0	91.1	—	9.2	-0.2	358.9	1,692.7	2,152.7	—	2,152.7

¹⁾ The Share premium reserve was reduced by USD 180.0m, as decided at the Annual General Meeting on 16 April 2025 and subsequent court approval, in order to create further distributable reserves to support: (i) the future payment by the Company of dividends to its shareholders; and (ii) share buy-backs should circumstances dictate it desirable.

²⁾ TORM cancelled 493,371 shares that were purchased in share buybacks on Nasdaq Copenhagen A/S in 2016 and 2020. Consequently, the share capital was reduced with a nominal value of, in aggregate, USD 4,933.71.

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	16

Condensed Consolidated Cash Flow Statement

USDm	Q1-Q3 2026	Q1-Q3 2025	FY 2025	USDm	Q1-Q3 2026	Q1-Q3 2025	FY 2025
Cash flow from operating activities				Cash flow from investing activities
Net profit for the period	659.8	199.2	286.0	Investment in tangible fixed assets¹⁾	-311.3	-91.8	-308.5
Adjustments:				Investment in intangible fixed assets	-2.0	-0.8	-1.8
Profit from sale of vessels	-18.4	-16.2	-19.0	Sale of tangible fixed assets	75.6	128.6	143.8
Depreciation and amortization	181.5	158.5	214.5	Change in restricted cash	2.9	8.9	13.9
Financial income	-8.0	-10.8	-13.3	Net cash flow from investing activities	-234.8	44.9	-152.6
Financial expenses	54.3	59.1	74.4	Cash flow from financing activities
Tax	3.0	8.4	9.2	Proceeds, borrowings	433.8	170.6	338.0
Other non-cash movements	11.2	36.3	41.4	Repayment, borrowings	-271.1	-501.5	-567.7
Interest received and realized exchange gains	7.7	9.5	11.9	Vessel lease extinguishment prepayment	—	—	-29.1
Interest paid and realized exchange losses	-54.3	-58.9	-70.0	Dividend paid	-388.7	-136.9	-199.7
Income taxes paid	-1.9	-1.4	-2.7	Capital increase¹⁾	29.0	0.2	2.3
Change in inventories, receivables and payables, etc.	-115.0	-19.8	-33.5	Transaction costs share issue	—	-0.1	-0.1
Net cash flow from operating activities	719.9	363.9	498.9	Transactions with non-controlling interests	—	-3.7	-3.8
				Net cash flow from financing activities	-197.0	-471.4	-460.1

				Net cash flow from operating, investing and financing activities	288.1	-62.6	-113.8
				Cash and cash equivalents beginning balance	158.1	271.9	271.9
				Cash and cash equivalents ending balance	446.2	209.3	158.1
				Restricted cash equivalents ending balance	2.5	10.4	5.4
				Cash and cash equivalents including restricted cash ending balance	448.7	219.7	163.5

				1) In 2025, share capital was increased by USD 19.3m, including a USD 17.0m non-cash share issue in relation to the purchase of one vessel. No such non-cash transactions in the first nine months of 2025 and first nine months of 2026.

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	17

Segment Reporting – Condensed Consolidated Income Statement

USDm	Q3 2026				Q3 2025
	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total
Revenue	489.2	11.5	-1.3	499.4	339.3	6.1	-2.8	342.6
Port expenses, bunkers and commissions	-136.4	—	—	-136.4	-102.9	—	—	-102.9
Other cost of goods and services sold	—	-8.5	0.7	-7.8	—	-4.6	1.6	-3.0
Operating expenses	-70.4	—	0.2	-70.2	-59.4	—	—	-59.4
Profit from sale of vessels	14.2	—	0.2	14.4	0.9	—	0.4	1.3
Administrative expenses	-23.8	-2.0	—	-25.8	-25.5	-1.4	—	-26.9
Other operating income and expenses	1.0	-0.5	—	0.5	0.4	—	—	0.4
Depreciation and amortization	-61.1	-0.3	—	-61.4	-52.8	-0.3	—	-53.1
Operating profit (EBIT)	212.7	0.2	-0.2	212.7	100.0	-0.2	-0.8	99.0
Financial income	4.1	—	—	4.1	3.5	—	—	3.5
Financial expenses	-17.0	-0.1	—	-17.1	-23.6	-0.1	—	-23.7
Profit before tax	199.8	0.1	-0.2	199.7	79.9	-0.3	-0.8	78.8
Tax	-0.6	—	—	-0.6	-1.3	0.1	—	-1.2
Net profit for the period	199.2	0.1	-0.2	199.1	78.6	-0.2	-0.8	77.6

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	18

Segment Reporting – Condensed Consolidated Income Statement

USDm	Q1-Q3 2026				Q1-Q3 2025				FY 2025
	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total
Revenue	1,543.8	26.5	-6.1	1,564.2	963.9	34.5	-11.5	986.9	1,314.2	37.2	-11.9	1,339.5
Port expenses, bunkers and commissions	-392.9	—	—	-392.9	-305.2	—	—	-305.2	-404.5	—	—	-404.5
Other cost of goods and services sold	—	-19.3	3.5	-15.8	—	-23.4	7.4	-16.0	—	-24.6	7.5	-17.1
Operating expenses	-211.1	—	0.6	-210.5	-190.7	—	0.6	-190.1	-253.1	—	0.7	-252.4
Profit from sale of vessels	18.2	—	0.2	18.4	15.0	—	1.2	16.2	17.8	—	1.2	19.0
Administrative expenses	-67.0	-6.0	—	-73.0	-71.9	-5.5	—	-77.4	-106.5	-7.3	—	-113.8
Other operating income and expenses	0.4	-0.2	—	0.2	—	—	—	—	—	0.1	—	0.1
Depreciation and amortization	-180.3	-1.2	—	-181.5	-157.8	-0.7	—	-158.5	-213.5	-1.0	—	-214.5
Operating profit (EBIT)	711.1	-0.2	-1.8	709.1	253.3	4.9	-2.3	255.9	354.4	4.4	-2.5	356.3
Financial income	8.0	—	—	8.0	10.7	0.1	—	10.8	13.1	0.2	—	13.3
Financial expenses	-54.1	-0.2	—	-54.3	-59.0	-0.1	—	-59.1	-74.2	-0.2	—	-74.4
Profit before tax	665.0	-0.4	-1.8	662.8	205.0	4.9	-2.3	207.6	293.3	4.4	-2.5	295.2
Tax	-3.2	0.2	—	-3.0	-7.7	-0.7	—	-8.4	-8.5	-0.7	—	-9.2
Net profit for the period	661.8	-0.2	-1.8	659.8	197.3	4.2	-2.3	199.2	284.8	3.7	-2.5	286.0

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	19

Segment Reporting – Condensed Consolidated Balance Sheet

	30 September 2026				30 September 2025				31 December 2025
USDm	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total
ASSETS
Intangible assets
Goodwill	—	1.9	—	1.9	—	1.8	—	1.8	—	1.8	—	1.8
Other intangible assets	2.1	7.9	—	10.0	1.6	0.8	—	2.4	1.6	2.4	—	4.0
Total intangible assets	2.1	9.8	—	11.9	1.6	2.6	—	4.2	1.6	4.2	—	5.8
Tangible fixed assets
Land and buildings	6.0	1.7	—	7.7	7.3	1.9	—	9.2	7.7	2.0	—	9.7
Vessels and capitalized dry-docking	2,854.5	—	-16.3	2,838.2	2,667.9	—	-14.0	2,653.9	2,806.8	—	-14.6	2,792.2
Prepayments on vessels	71.0	—	—	71.0	3.4	—	—	3.4	14.1	—	—	14.1
Other non-current assets under construction	—	5.1	—	5.1	—	1.8	—	1.8	—	3.4	—	3.4
Other plant and operating equipment	1.1	0.7	—	1.8	1.3	1.2	—	2.5	1.4	1.1	—	2.5
Total tangible fixed assets	2,932.6	7.5	-16.3	2,923.8	2,679.9	4.9	-14.0	2,670.8	2,830.0	6.5	-14.6	2,821.9
Financial assets
Loan receivables	4.4	—	—	4.4	4.5	—	—	4.5	4.4	—	—	4.4
Deferred tax asset	0.4	—	—	0.4	0.3	—	—	0.3	0.3	—	—	0.3
Other investments	3.6	—	—	3.6	0.2	—	—	0.2	2.7	—	—	2.7
Total financial assets	8.4	—	—	8.4	5.0	—	—	5.0	7.4	—	—	7.4
Total non-current assets	2,943.1	17.3	-16.3	2,944.1	2,686.5	7.5	-14.0	2,680.0	2,839.0	10.7	-14.6	2,835.1
Inventories	89.2	2.6	—	91.8	62.5	2.5	—	65.0	63.8	2.7	—	66.5
Trade receivables	310.8	7.3	-0.2	317.9	180.7	4.1	—	184.8	209.8	4.9	—	214.7
Other receivables	29.3	2.3	—	31.6	18.1	6.2	—	24.3	16.9	6.8	—	23.7
Prepayments	14.0	1.1	—	15.1	11.3	0.6	—	11.9	38.4	0.7	—	39.1
Cash and cash equivalents incl. restricted cash	442.0	6.7	—	448.7	213.7	6.0	—	219.7	155.6	7.9	—	163.5
Current assets excl. assets held for sale	885.3	20.0	-0.2	905.1	486.3	19.4	—	505.7	484.5	23.0	—	507.5
Assets held for sale	—	—	—	—	12.0	—	—	12.0	24.4	—	—	24.4
Total current assets	885.3	20.0	-0.2	905.1	498.3	19.4	—	517.7	508.9	23.0	—	531.9
TOTAL ASSETS	3,828.4	37.3	-16.5	3,849.2	3,184.8	26.9	-14.0	3,197.7	3,347.9	33.7	-14.6	3,367.0

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	20

Segment Reporting – Condensed Consolidated Balance Sheet

	30 September 2026				30 September 2025				31 December 2025
USDm	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total
EQUITY AND LIABILITIES
Total equity	2,519.1	18.1	-14.1	2,523.1	2,149.2	15.7	-12.2	2,152.7	2,196.5	18.4	-12.3	2,202.6
Liabilities
Non-current tax liability related to held-over gains	45.2	—	—	45.2	45.2	—	—	45.2	45.2	—	—	45.2
Deferred tax liability	3.8	0.1	—	3.9	—	0.2	—	0.2	—	0.2	—	0.2
Borrowings	968.2	1.4	—	969.6	775.8	1.7	—	777.5	712.8	1.5	—	714.3
Other non-current liabilities	2.6	0.6	—	3.2	2.6	0.6	—	3.2	2.7	0.6	—	3.3
Total non-current liabilities	1,019.8	2.1	—	1,021.9	823.6	2.5	—	826.1	760.7	2.3	—	763.0
Borrowings	162.5	5.7	—	168.2	119.3	2.6	—	121.9	285.2	3.6	—	288.8
Trade payables	68.7	2.2	—	70.9	34.5	1.6	—	36.1	38.8	2.2	—	41.0
Current tax liabilities	0.6	—	—	0.6	1.3	0.3	—	1.6	0.1	0.2	—	0.3
Other liabilities	53.2	0.7	-0.3	53.6	56.3	0.4	—	56.7	66.6	1.7	—	68.3
Provisions	—	0.6	—	0.6	—	0.7	—	0.7	—	0.7	—	0.7
Prepayments from customers	4.5	7.9	-2.1	10.3	0.6	3.1	-1.8	1.9	—	4.6	-2.3	2.3
Total current liabilities	289.5	17.1	-2.4	304.2	212.0	8.7	-1.8	218.9	390.7	13.0	-2.3	401.4
Total liabilities	1,309.3	19.2	-2.4	1,326.1	1,035.6	11.2	-1.8	1,045.0	1,151.4	15.3	-2.3	1,164.4

TOTAL EQUITY AND LIABILITIES	3,828.4	37.3	-16.5	3,849.2	3,184.8	26.9	-14.0	3,197.7	3,347.9	33.7	-14.6	3,367.0

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	21

___________________

NOTE 1 - ACCOUNTING POLICIES AND GOING CONCERN

General Information

The information for the year ended 31 December 2025 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The Auditor's Report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

The interim report for the third quarter and nine months ended 30 September 2026 is unaudited.

Significant Accounting Policies

The interim report for the period 01 January-30 September 2026 is presented in accordance with IAS 34 "Interim Financial Reporting" (“IAS 34”) as adopted in the UK. The interim financial statements are also prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (“IASB”) and IAS 34 as adopted by the EU, as applied to financial periods beginning on or after 01 January 2026 and the additional Danish disclosure requirements for interim reports of listed companies.

TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK and the EU in the consolidated financial statements for 2026:

    • Annual Improvements to IFRS Accounting Standards - Volume 11 (January 2026)

    • Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments (January 2026)

    •  Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature dependent Electricity (January 2026)

For the new standards and amendments, it is assessed that application of these effective on 01 January 2026 has not had any material impact on the consolidated financial statements in 2026. The interim report has been prepared using the same accounting policies and methods of computation as in the Annual Report 2025.

For critical estimates and judgements, please refer to the Annual Report 2025, page 162.

___________________

NOTE 1 - continued

Going Concern

As of 30 September 2026, TORM’s available liquidity including undrawn and committed facilities was USD 798.7m, including a total cash position of USD 448.7m (including restricted cash of USD 2.5m). TORM’s net interest-bearing debt was USD 697.2m, and the net loan-to-value ratio was 25.9% (Tanker segment only). Further information on TORM’s objectives and policies for managing our capital, our financial risk management objectives, and our exposure to credit and liquidity risk can be found in Note 24 to the financial statements in the 2025 Annual Report.

TORM monitors our funding position throughout the year to ensure that we have access to sufficient funds to meet the forecasted cash requirements and loan commitments, and to monitor compliance with the financial covenants in our loan facilities, details of which are available in Note 2 to the financial statements in the 2025 Annual Report.

A key element for TORM’s financial performance in the going concern period relates to the increased geopolitical risks and trade disputes. TORM’s base case assumes that these dynamics will persist. TORM monitors the general development in the geopolitical situation and potential effects on the product tanker market. In the base case, TORM has sufficient liquidity and headroom for all the covenant limits. The principal risks and uncertainties facing TORM are set out on pages 14 to 17 in the 2025 Annual Report. In addition to the base case, TORM has developed a reverse stress case. The reverse stress case covers the lowest TCE rate that only just meet the minimum liquidity covenant and the lowest vessel values that do not breach any of the facilities’ minimum-security values in the period. In the reverse stress case, with TCE rates are significantly below the lowest rolling four-quarter average observed since 2000 on each vessel class basis accompanied by a corresponding decline in vessel values, TORM maintains sufficient headroom on liquidity and covenants throughout the going concern period.

The Board of Directors has considered TORM’s cash flow forecasts and the expected compliance with TORM’s financial covenants for the period until 31 December 2027. Based on this review, the Board of Directors has a reasonable expectation that, taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue in operation and comply with our financial covenants for the period until 31 December 2027. Accordingly, TORM continues to adopt the going concern basis in preparing our financial statements.

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	22

NOTE 2 - STAFF COSTS

Staff costs included in operating expenses relate to the 104 seafarers employed under Danish contracts (30 September 2025: 106, 31 December 2025: 105).

The average number of employees is calculated as a full-time equivalent (FTE).

						NOTE 3 - VESSELS AND CAPITALIZED DRY-DOCKING
			Q1-Q3	Q1-Q3		USDm	30 September 2026	30 September 2025	31 December 2025
USDm	Q3 2026	Q3 2025	2026	2025	FY 2025	Cost
Included in operating expenses	2.4	2.3	7.6	7.2	9.9	Balance as of beginning of period	3,551.1	3,500.9	3,500.9
Included in administrative expenses	20.0	22.5	56.6	62.9	87.4	Additions	200.5	84.6	298.4
Total staff costs	22.4	24.8	64.2	70.1	97.3	Disposals	-8.7	-24.9	-29.7
						Transferred from prepayments	53.1	—	3.4
						Transferred to assets held for sale	-59.3	-176.2	-221.9
As at 30 September 2026 TORM has a pool of 3,924 (30 September 2025: 3,747, 31 December 2025: 3,804) seafarers.						Balance	3,736.7	3,384.4	3,551.1
						Depreciation
The majority of seafarers on vessels are on short-term contracts. The average number of seafarers on board vessels on short-term contracts for the first nine months of 2026 were on average 1,807 (30 September 2025: 1,761, 31 December 2025: 1,753).						Balance as of beginning of period	748.3	660.6	660.6
						Disposals	-8.7	-24.8	-29.7
						Depreciation for the period	177.6	154.4	209.1
Total seafarers costs for the first nine months of 2026 were USD 121.7m (30 September 2025: USD 111.7m, 31 December 2025: USD 148.7m) which are included in "Operating expenses" of which USD 114.0m (30 September 2025 :USD 104.4m, 31 December 2025: USD 138.8m) pertains to cost for seafarers on board vessels on short-term contracts and USD 7.6m (30 September 2025: USD 7.2m, 31 December 2025: USD 9.9m) pertains to cost for seafarers employed under the Danish contract as indicated in the staff costs table above.						Transferred to assets held for sale	-28.3	-71.1	-91.7
						Balance	888.9	719.1	748.3
						Impairment
						Balance as of beginning of period	10.6	13.6	13.6
Total compensation to the Board of Directors and the Senior Management Team, including the CEO, expensed during the period amounts to USD 11.6m (30 September 2025: USD 16.0m, 31 December 2025: USD 20.7m).						Transferred to assets held for sale	-1.0	-2.2	-3.0
						Balance	9.6	11.4	10.6
						Carrying amount	2,838.2	2,653.9	2,792.2

As announced on 26 February 2026, the Board of Directors agreed to grant a total of 1,356,087 (2025: 1,326,087) RSUs to certain employees. The vesting period of the program is three years. The exercise price is set at DKK 167.1 (2025: DKK 162.4). The exercise price is adjusted in the future by dividend payments. The exercise period is 360 days from each vesting date. The fair value of the RSUs granted was determined using the Black-Scholes model and amounts to USD 9.0m (30 September 2025: USD 3.3m). The average remaining contractual life for the restricted shares as of 30 September 2026 is 1.3 years (30 September 2025: 1.3 years, 31 December 2025: 1.5 years).

In addition to the RSUs granted to certain employees, the CEO was granted 255,200 (2025: 255,200) restricted stock options on similar terms as outlined above. The fair value of the CEO's options was determined using the Black-Scholes model and amounts to USD 1.9m (30 September 2025: USD 0.7m).

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 115.0m (30 September 2025: USD 125.7m, 31 December 2025: USD 132.8m).

Depreciation for the nine months ended 30 September 2026 related to "Other plant and operating equipment" amounts to USD 1.2m (30 September 2025: USD 0.8m, 31 December 2025: USD 1.1m) and related to “Land and buildings” amounts to USD 2.0m (30 September 2025: USD 2.1m, 31 December 2025: USD 2.8m).

Impairment Assessment

For determination of the vessel values, TORM has carried out an impairment indicator assessment and has found no indication of impairment, and therefore, TORM does not find any need to reassess the recoverable amount as of 30 September 2026.

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	23

NOTE 3 – continued Non-current Assets Sold During the Period				NOTE 4 - PREPAYMENTS ON VESSELS

USDm	30 September 2026	30 September 2025	31 December 2025	USDm	30 September 2026	30 September 2025	31 December 2025

Assets held for sale Number of vessels held for sale end of period	—	1	1	Balance as of beginning of period Additions Transferred to vessels	14.1	—	—
					110.0	3.4	17.5
					-53.1	—	-3.4
Carrying amount	—	12.0	24.4	Carrying amount	71.0	3.4	14.1
Sold and delivered during the year
Number of vessels	2	6	7	NOTE 5 - BORROWINGS
Vessel sales price (CF)	47.3	112.7	128.2
Carrying amount of vessels and capitalized dry-docking	-30.0	-90.9	-102.8	USDm	30 September 2026	30 September 2025	31 December 2025
Bunker and lube oil cost	-1.9	-3.1	-3.6	Falling due within one year	168.5	122.2	288.9
Transaction costs (CF)	-1.0	-2.5	-2.8	Falling due between one and two years	270.3	94.9	97.1
Profit on sale (IS)	14.4	16.2	19.0	Falling due between two and three years	334.2	91.7	92.3
Sold last year and delivered during the year				Falling due between three and four years	187.4	289.3	383.6
Number of vessels	1	—	—	Falling due between four and five years	157.9	194.3	78.5
Vessel sales price (CF)	30.1	—	—	Falling due after five years	23.3	110.8	65.2
Carrying amount of assets held for sale	-24.4	—	—	Total	1,141.6	903.2	1,005.6
Bunker and lube oil cost	-0.9	—	—	Borrowing costs	-12.5	-14.3	-13.2
Transaction costs (CF)	-0.8	—	—	Right-of-use lease liabilities	8.7	10.5	10.7
Profit on sale (IS)	4.0	—	—	Total borrowings	1,137.8	899.4	1,003.1
CF: Included in Sale of tangible fixed assets in the Consolidated Cash Flow Statement. IS: Included in the Profit from sale of vessels in the Consolidated Income Statement.				As of 30 September 2026, TORM was in compliance with financial covenants. TORM expects to remain in compliance with financial covenants in the remaining period of 2026.

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	24

NOTE 6 - DERIVATIVE FINANCIAL INSTRUMENTS				NOTE 7 - EARNINGS PER SHARE AND DIVIDEND PER SHARE
USDm	30 September 2026	30 September 2025	31 December 2025		Q3 2026	Q3 2025	Q1-Q3 2026	Q1-Q3 2025	FY 2025
Fair value of derivative financial instruments regarding freight and bunkers				Earnings per share
Forward freight agreements - fair value through profit and loss	4.6	-3.4	2.0	Net profit for the year attributable to TORM plc shareholders (USDm)	199.1	77.6	659.8	198.5	285.3
Bunker swaps - fair value through profit and loss	-1.2	-0.1	-0.8	Million shares
Bunker swaps - hedge accounting	—	-0.1	—	Weighted average number of shares	102.4	98.0	102.1	98.0	98.4
Fair value of derivative financial instruments regarding interest and currency exchange rate				Weighted average number of treasury shares	—	—	—	-0.3	-0.2
Forward exchange contracts - hedge accounting	-1.7	2.1	0.9	Weighted average number of shares outstanding	102.4	98.0	102.1	97.7	98.2
Interest rate swaps - hedge accounting	19.4	10.3	8.3	Dilutive effect of outstanding share options	2.0	2.8	2.0	2.8	1.9
Fair value of derivatives	21.1	8.8	10.4	Weighted average number of shares outstanding incl. dilutive effect of share options	104.4	100.8	104.1	100.5	100.1
Derivative financial instruments are recognized in the following balance sheet items:

USDm	30 September2026	30 September2025	31 December2025	Basic earnings per share (USD)	1.94	0.79	6.46	2.03	2.91
				Diluted earnings per share (USD)	1.91	0.77	6.34	1.98	2.85

Other receivables	24.0	13.5	10.9
Other liabilities	-2.9	-4.7	-0.5		Q3 2026	Q3 2025	Q1-Q3 2026	Q1-Q3 2025	FY 2025
Total	21.1	8.8	10.4	Dividend per share
				Declared dividend per share (USD)	1.35	0.62	4.45	1.42	2.12
The fair value hierarchy for the above derivative financial instruments is Level 2.				Declared dividend during the period (USDm)	138.7	60.7	455.9	139.0	209.9
There are no changes in the methods and assumptions used in determining the fair value of the financial instruments. Please refer to the Annual Report 2025, page 194-195.				Dividend paid per share (USD)	2.40	0.40	3.80	1.40	2.02
				Dividend paid during the period (USDm)	245.7	39.2	388.7	136.9	199.7
				Number of shares
				Number of shares, end of period (million)	102.7	98.0	102.7	98.0	101.3

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	25

NOTE 8 - CONTINGENT LIABILITIES				NOTE 10 - continued
TORM is involved in certain legal proceedings and disputes. It is the Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on TORM’s financial position, results of operations, and cash flows.				As of 30 September 2026, TORM has contractual rights to receive future payments as lessor of vessels on time charter.

NOTE 9 - RELATED PARTY TRANSACTIONS				USDm	30 September 2026	30 September 2025	31 December 2025

During the first nine months ended 30 September 2026, there have been no significant related party transactions other than ordinary remuneration to the Board of Directors, the CEO and the Senior Management Team. Please refer to Note 2.

Following Oaktree’s completion of their divestment of approximately 14.2m TORM plc A-shares in January 2026, TORM plc does not have an ultimate parent entity.

				Charter hire income for vessels - as lessor
				Received within one year	103.3	43.2	53.9
				Received between one and two years	38.9	18.5	31.2
				Received between two and three years	16.5	—	9.2
				Total	158.7	61.7	94.3
NOTE 10 - CONTRACTUAL OBLIGATIONS AND RIGHTS
As of 30 September 2026, TORM had contractual obligations regarding scrubber installations and other minor commitments.				The charter hire income for these vessels under time charter is recognized under "Revenue".

				NOTE 11 - SUBSEQUENT EVENTS

TORM’s Board of Directors has declared an interim dividend for the third quarter of 2026 of USD 1.35 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 138.7m. The distribution for the quarter is equivalent to 75% of net profit excluding non-recurring items and reflects the Distribution Policy. The payment date is 02 December 2026 to all shareholders on record as of 17 November 2026, and the ex-dividend date is 16 November 2026 for the shares listed on Nasdaq Copenhagen and 17 November 2026 for the shares listed on Nasdaq New York. The dividends have not been recognized as liabilities as at 30 September 2026 and there are no tax consequences.

In the beginning of October 2026, Oaktree Capital Management and its affiliates sold their remaining shares in TORM. Following the completion of the sale, Christopher Boehringer stepped down from TORM's Board of Directors with immediate effect.

After the end of the quarter, TORM Alice and TORM Alexandra were repurchased from sale and-leaseback owners following the exercise of purchase options called by TORM in Q3 2025.

Also after the end of the quarter, TORM ordered eight LR2 new buildings to be held through a 50/50 joint venture structure with expected delivery in 2029 and 2030.

USDm	30 September 2026	30 September 2025	31 December 2025
Newbuilding and secondhand vessels commitments:
Within one year	191.2	13.6	126.0
Between one and two years	80.3	—	—
Between two and three years	208.8	—	—
Between three and four years	73.5	—	—
Between four and five years	55.0	—	—
Total	608.8	13.6	126.0
Committed scrubber installations and other minor investments
Within one year	5.5	3.8	6.4
Between one and two years	1.0	—	1.1
Between two and three years	—	4.9	0.9
Between three and four years	—	1.1	0.9
Total	6.5	9.8	9.3

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	26

Glossary

Key Financial Figures

TCE per day	=	TCE excluding unrealized gains/losses on derivatives Available earning days
EBITDA %	=	EBITDA Revenue
Operating profit %	=	Operating profit (EBIT) Revenue
Return on Equity (RoE) %	=	Net profit for the year Average equity
Return on Invested Capital (RoIC) %	=	Operating profit less tax Average invested capital
Equity ratio	=	Equity Total assets
Earnings per share, EPS	=	Net profit for the year Average number of shares
Diluted earnings per share, EPS (USD)	=	Net profit/(loss) for the year Average number of shares less average number of treasury shares

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	27

Glossary

Alternative Performance Measures Group

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report 2025 and therefore we refer to the principles for these on pages 225-229 in the TORM plc Annual Report 2025. The following APMs relate to the Group.

Net profit excluding non-recurring items: Net profit excluding non-recurring items is net profit less non-recurring items, e.g. impairment and reversals of impairment on vessels, profit from sale of vessels, claims provisions, impacts from refinancing as well as termination of leaseback arrangements. TORM reports net profit excluding non-recurring items because we believe it provides additional meaningful information to investors regarding the operational performance excluding non-recurring fluctuations.

Return on Invested Capital (ROIC): TORM defines ROIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined on page 30.

ROIC expresses the returns generated on capital invested in TORM. The progression of ROIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. ROIC is calculated as follows:

						USDm	Q3 2026	Q3 2025	Q1-Q3 2026	Q1-Q3 2025	FY 2025
USDm	Q3 2026	Q3 2025	Q1-Q3 2026	Q1-Q3 2025	FY 2025	Reconciliation to operating profit (EBIT)
Reconciliation to net profit						Operating profit (EBIT)	212.7	99.0	709.1	255.9	356.3
Net profit for the period	199.1	77.6	659.8	199.2	286.0	Tax	-0.6	-1.2	-3.0	-8.4	-9.2
Profit from sale of vessels	-14.4	-1.3	-18.4	-16.2	-19.0	EBIT less Tax	212.1	97.8	706.1	247.5	347.1
Expense of capitalized bank fees at refinancing	0.7	6.5	2.6	6.5	6.8	EBIT less Tax - Full year equivalent	848.4	391.2	941.5	330.0	347.1
Termination of leaseback arrangement	—	-0.1	2.2	-0.1	0.2	Invested capital, opening balance	3,253.9	2,859.0	3,037.8	3,005.4	3,005.4
Net profit excluding non-recurring items	185.4	82.7	646.2	189.4	274.0	Invested capital, ending balance	3,207.8	2,827.9	3,207.8	2,827.9	3,037.8
						Average invested capital	3,230.9	2,843.5	3,122.8	2,916.7	3,021.6
						Return on Invested Capital (ROIC)	26.3%	13.8%	30.1%	11.3%	11.5%

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	28

Glossary

Alternative Performance Measures Group

Adjusted Return on Invested Capital (Adjusted ROIC): TORM defines adjusted ROIC as earnings before interest and tax (EBIT) less tax and non-recurrent items, divided by the average invested capital less average impairment for the period. Invested capital is defined on page 30.

The Adjusted ROIC expresses the returns generated on capital invested in TORM adjusted for impacts related to non-recurring items. The progression of ROIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted ROIC is calculated as follows:

EBITDA and Adjusted EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in TORM's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of TORM's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization, and taxes. These are items which could be affected by various changing financing methods and capital structures, which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investor in selection between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/ (loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented.

Due to the temporary fluctuations of the fair value of freight and bunker derivatives, Management believes that an adjustment for unrealized gain/losses on freight and bunker derivatives help to increase comparability in EBITDA developments. The adjusted EBITDA is calculated as follows:

USDm	Q3 2026	Q3 2025	Q1-Q32026	Q1-Q3 2025	FY 2025
Reconciliation to operating profit (EBIT)
Operating profit (EBIT)	212.7	99.0	709.1	255.9	356.3
Tax	-0.6	-1.2	-3.0	-8.4	-9.2
EBIT less Tax	212.1	97.8	706.1	247.5	347.1
EBIT less Tax - Full year equivalent	848.4	391.2	941.5	330.0	347.1
Profit from sale of vessels	-14.4	-1.3	-18.4	-16.2	-19.0
EBIT less tax adjusted	834.0	389.9	923.1	313.8	328.1
Average invested capital ¹⁾	3,230.9	2,843.5	3,122.8	2,916.7	3,021.6
Average impairment ²⁾	21.5	22.8	21.5	23.9	23.5
Average invested capital adjusted for impairment	3,252.4	2,866.3	3,144.3	2,940.6	3,045.1
Adjusted ROIC	25.6%	13.6%	29.4%	10.7%	10.8%
1) Average invested capital is calculated as the average of the opening and closing alance of invested capital.						USDm	Q3 2026	Q3 2025	Q1-Q32026	Q1-Q3 2025	FY 2025
2) Average impairment is a calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.						Reconciliation to net profit
						Net profit for the period	199.1	77.6	659.8	199.2	286.0
						Tax	0.6	1.2	3.0	8.4	9.2
						Financial expenses	17.1	23.7	54.3	59.1	74.4
						Financial income	-4.1	-3.5	-8.0	-10.8	-13.3
						Depreciation and amortization	61.4	53.1	181.5	158.5	214.5
						EBITDA	274.1	152.1	890.6	414.4	570.8
						Reconciliation to EBITDA
						EBITDA	274.1	152.1	890.6	414.4	570.8
						Fair value adjustments on freight and bunker derivatives	—	7.3	-2.0	11.6	6.7
						Adjusted EBITDA	274.1	159.4	888.6	426.0	577.5

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	29

Glossary
Alternative Performance Measures Group

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, deferred tax assets, other investments, bunkers, accounts receivables, assets held for sale (when applicable), non-current tax liability related to held over gains, deferred tax liabilities, trade payables, current tax liabilities, dividend payable, provisions and deferred income.

Invested capital measures the net investment used to achieve our operating profit. TORM believes that invested capital is a relevant measure which Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

				Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), lease liabilities less cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure, which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

USDm	30 September 2026	30 September 2025	31 December 2025	USDm	30 September 2026	30 September 2025	31 December 2025
Tangible and intangible fixed assets	2,935.7	2,675.0	2,827.7	Borrowings Loan Receivables	1,150.3 -4.4	913.7 -4.5	1,016.3 -4.4
Deferred tax asset	0.4	0.3	0.3	Cash and cash equivalents, including restricted cash
Other investments	3.6	0.2	2.7	including restricted cash	-448.7	-219.7	-163.5
Accounts receivables ¹⁾	364.6	221.0	277.5	Net interest-bearing debt	697.2	689.5	848.4
Assets held for sale	—	12.0	24.4
Non-current tax liability related to held over gains	-45.2	-45.2	-45.2	¹⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 5 for information on capitalized loan costs.
Deferred tax liability	-3.9	-0.2	-0.2
Trade payables ²⁾	-127.7	-96.0	-112.6
Current tax liabilities	-0.6	-1.6	-0.3
Provisions	-0.6	-0.7	-0.7
Prepayments from customers	-10.3	-1.9	-2.3
Invested capital	3,207.8	2,827.9	3,037.8

¹⁾ Accounts receivables includes Trade receivables, Other receivables and Prepayments.

²⁾ Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	30

Glossary

Alternative Performance Measures Group

Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash, as well as undrawn and committed credit facilities. TORM finds the APM important as the liquidity expresses TORM’s financial position, ability to meet current liabilities and cash buffer. Further, it expresses TORM’s ability to act and invest when new possibilities occur.							USDm	30 September 2026	30 September 2025	31 December 2025
							Total vessel values (broker values)	4,332.5	2,864.4	3,177.5
							Vessel values of purchased secondhand vessels and newbuildings not delivered (broker values)	697.0	37.5	150.6
USDm	30 September 2026		30 September 2025	31 September 2025
Cash and cash equivalents, including restricted cash	448.7		219.7	163.5			Committed investment capital expenditure	6.5	9.8	9.3
Undrawn credit facilities and committed facilities	350.0		432.6	398.8		3	Committed liability capital expenditure	-615.3	-23.4	-135.3
Liquidity	798.7		652.3	562.3			Goodwill	1.9	1.8	1.8
							Other intangible assets	10.0	2.4	4.0
Restricted cash 30 September 2026 amounts to USD 2.5m (30 September 2025: USD 10.4m, 31 December 2025: USD 5.4m). Free cash flow: TORM defines free cash flow as net cash flow from operating activities less the net cash flow from investing activities. TORM finds the APM important as free cash flow reflects our ability to generate cash, repay liabilities and pay dividends.							Land and buildings	7.7	9.2	9.7
							Other plant and operating equipment	1.8	2.5	2.5
							Loan receivables	4.4	4.5	4.4
							Deferred tax asset	0.4	0.3	0.3
							Other investments	3.6	0.2	2.7
							Inventories	91.8	65.0	66.5
							Accounts receivables ¹⁾	364.6	221.0	277.5
USDm	Q3 2026	Q3 2025	Q1-Q3 2026	Q1-Q3 2025	FY2025		Cash and cash equivalents incl. restricted cash	448.7	219.7	163.5
Net cash flow from operating activities	264.5	119.5	719.9	363.9	498.9		Deferred tax liability	-3.9	-0.2	-0.2
Net cash flow from investing activities	-8.6	-3.6	-234.8	44.9	152.6		Borrowings ²⁾	-1,150.3	-913.7	-1,016.3
Free cash flow	255.9	115.9	485.1	408.8	346.3		Trade payables ³⁾	-127.7	-96.0	-112.6
							Current tax liabilities	-0.6	-1.6	-0.3
							Provisions	-0.6	-0.7	-0.7
Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure which Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:							Prepayments from customers	-10.3	-1.9	-2.3
							Total Net Asset Value (NAV)	4,062.2	2,400.8	2,602.6
							Total number of shares, end of period excluding
							treasury shares (million)	102.7	98.0	101.3
							Total Net Asset Value per share (NAV/share)	39.6	24.5	25.7

¹⁾ Accounts receivables includes Trade receivables, Other receivables and Prepayments.

²⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 5 for information on capitalized loan costs.

³⁾ Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	31

Glossary

Alternative Performance Measures Tanker segment

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report 2025 and therefore we refer to the principles for these on pages 225-229 in the TORM plc Annual Report 2025. After the acquisition of Marine Exhaust Technology A/S on 01 September 2022, the following APMs relate to the primary segment, the Tanker segment.

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue less port expenses, bunkers and commissions incl. freight and bunker derivatives. TORM reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Due to the temporary fluctuations of the fair value of freight and bunker derivatives, TORM believes that an adjustment for unrealized gain/losses on freight and bunker derivatives helps to increase comparability in TCE earning developments. Further, to be able to reconcile the TCE earnings to the TCE/day measure, adjusted TCE earnings are presented net of the fair value adjustments on freight and bunker derivatives. The TCE/day measure is calculated as the adjusted TCE earnings divided by available earning days. TCE earnings and adjusted TCE earnings are presented below:

Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as net borrowings divided by vessel values.

LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation and the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

						USDm	30 September 2026	30 September 2025	31 December 2025
						Vessel values (broker values)	4,332.5	2,864.4	3,177.5
						Vessel values of purchased secondhand vessels and newbuildings not delivered (broker values)	697.0	37.5	150.6
						Other committed investment CAPEX	6.5	9.8	9.3
						Total vessel values	5,036.0	2,911.7	3,337.4
						Borrowings ¹⁾	1,143.1	909.3	1,011.3
						- Debt regarding Land and buildings & Other plant and operating equipment	-6.8	-8.2	-8.8
						Committed liability capital expenditure	615.3	23.4	135.3
						Loan receivable	-4.4	-4.5	-4.4
						Cash and cash equivalents, including restricted cash	-442.0	-213.7	-155.6
						Total (loan)	1,305.2	706.3	977.8
						Net Loan-to-value (LTV) ratio	25.9%	24.3%	29.3%
USDm	Q3 2026	Q3 2025	Q1-Q3 2026	Q1-Q3 2025	FY 2025	¹⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 5 for information on capitalized loan costs.
Reconciliation to revenue
Revenue	489.2	339.3	1,543.8	963.9	1,314.2
Port expenses, bunkers and commissions	-136.4	-102.9	-392.9	-305.2	-404.5
TCE earnings	352.8	236.4	1,150.9	658.7	909.7
Reconciliation to TCE earnings
TCE earnings	352.8	236.4	1,150.9	658.7	909.7
Fair value adjustments on freight and bunker derivatives	—	7.3	-2.0	11.6	6.7
Adjusted TCE earnings	352.8	243.7	1,148.9	670.3	916.4
Available earning days	8,799	7,859	25,643	23,808	31,840
TCE per earning day (USD)	40,102	31,012	44,803	28,151	28,783

TORM INTERIM RESULTS FOR THE THIRD QUARTER OF 2026	32